UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.

                    VALARIS PLC

(Name of Issuer)

                           CLASS A ORDINARY SHARES

(Title of Class of Securities)

                    G9402V109

(CUSIP Number)

                               December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9402V109	13G	Page 2 of 7 pages

1	NAMES OF REPORTING PERSONS CONTRARIUS INVESTMENT MANAGEMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (See Instructions) FI

CUSIP No. G9402V109	13G	Page 3 of 7 pages

1	NAMES OF REPORTING PERSONS CONTRARIUS INVESTMENT MANAGEMENT (BERMUDA) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (See Instructions) FI

SCHEDULE 13G

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on 6 February 2020 by Contrarius Investment Management Limited and Contrarius Investment Management (Bermuda) Limited (collectively, the “Reporting Persons”) (the “Schedule 13G”). On 7 May 2020, the Reporting Persons exited the shares of Class A Ordinary Shares, $0.40 par value (the “Securities”), of Valaris plc (the “Issuer”). As a result, this Amendment is being filed to disclose that the Reporting Persons have ceased to be the beneficial owner of more than five percent of the outstanding shares of the Securities of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

Item 1(a). Name of Issuer:

Valaris plc

Item 1(b). Address of Issuer’s Principal Executive Offices:

110 Cannon Street, London, England, EC4N 6EU

Item 2(a). Name of Person Filing:

Contrarius Investment Management Limited

Contrarius Investment Management (Bermuda) Limited

Item 2(b). Address of Principal Business Office or, if None, Residence:

Contrarius Investment Management Limited - 2 Bond Street, St. Helier, Jersey JE2 3NP, Channel Islands

Contrarius Investment Management (Bermuda) Limited – Waterloo House, 100 Pitts Bay Road, Pembroke HM 08 Bermuda

Item 2(c). Citizenship:

Contrarius Investment Management Limited is a company organized under the laws of Jersey, Channel Islands.

Contrarius Investment Management (Bermuda) Limited is a company organized under the laws of Bermuda.

Item 2(d). Title of Class of Securities:

Class A Ordinary Shares

Item 2(e). CUSIP Number:

G9402V109

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d– 1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act (12 U.S. C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S. C. 80a-3).

(j) ☒ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k) ☒ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Equivalent to IA.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

Contrarius Investment Management Limited and Contrarius Investment Management (Bermuda) Limited are together making this filing because they may be deemed to constitute a “group” for the purposes of section 13(d)(3) of the Act.

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Contrarius Investment Management Limited and Contrarius Investment Management (Bermuda) Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12 February 2021

CONTRARIUS INVESTMENT
MANAGEMENT LIMITED

By:	/s/ Thomas Daniel Perkins
Name:	Thomas Daniel Perkins
Title:	Director

12 February 2021

CONTRARIUS INVESTMENT
MANAGEMENT (BERMUDA)
LIMITED

By:	/s/ Michal Nosek
Name:	Michal Nosek
Title:	Director